UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(a) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                                       BY

                           COVANTA ENERGY CORPORATION

                                  ON BEHALF OF

                                  PRIMA S.R.L.
                              AMBIENTE 2000 S.R.L.

                                December 5, 2003

     Pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), Covanta Energy Corporation ("Covanta"), a Delaware corporation, hereby files with the United States Securities and Exchange Commission ("Commission") notice that Prima S.r.l. ("Prima") and Ambiente 2000 S.r.l. ("Ambiente"), both limited liability companies formed under Italian law, are foreign utility companies within the meaning of PUHCA.

     Covanta requests that the Commission address communications concerning this notice to:

Jeffrey R. Horowitz                          H. Liza Moses
Senior Vice President, General Counsel       LeBoeuf, Lamb, Greene & MacRae, LLP
and Secretary                                125 W. 55th Street
Covanta Energy Corporation                   New York, New York 10019-5389
40 Lane Road                                 (212) 424-8224 (Tel.)
Fairfield, New Jersey 07004                  (212) 424-8500 (Fax)
(973) 882-7355 (Tel.)                        Lmoses@llgm.com
973-882-7202 (Fax)
jhorowitz@covantaenergy.com


Item 1

     The names and business addresses of the entities claiming foreign utility company status under Section 33(a) of PUHCA are:

            Prima S.r.l.
            Via G.E. Falck 63
            20099 Sesto San Giovanni (Milan) ITALY

            Ambiente 2000 S.r.l
            Via G.E. Falck 63
            20099 Sesto San Giovanni (Milan) ITALY

     Prima is a limited liability company organized and existing under the laws of Italy. Prima owns a waste-to-energy project located in the municipality of Trezzo sull'Adda, Lombardy Region, Italy. The project is capable of processing 500 metric tons of waste per day and has a nominal rated electric capacity of 18 megawatts ("MW"). The electrical output of the project is sold to the Italian national transmission grid management company, Gestore delle reti di trasmissione nazionale S.p.A., under a power purchase agreement with a 12-year term for 15 MW of the capacity of the project and a 15-year term for the remaining 3 MW of capacity. Through its indirect subsidiary, Covanta Waste to Energy, Inc. ("CWTE"), Covanta owns 13% of the outstanding equity interests in Prima. The remainder of the equity interests in Prima is owned by TTR Techo Trattamento Rifiuti S.r.l (85%) and Comune di Trezzo Sull'Adda (2%).

     Ambiente, the operator of the project, is a limited liability company organized and existing under the laws of Italy. CWTE owns Covanta Waste to Energy of Italy, Inc., which, in turn, owns 40% of the equity interests in Ambiente. Ecosesto S.p.A. owns the remaining 60% of the equity interests in Ambiente.

     Covanta is a public corporation whose indirect energy subsidiaries are engaged in the business of developing, constructing, owning and operating projects for the conversion of waste to energy, independent power production and the treatment of water and waste water both in the United States and in foreign countries and providing related infrastructure services. CWTE is a wholly-owned subsidiary of Covanta Projects, Inc., which, in turn, is a wholly-owned subsidiary of Covanta Energy Group, Inc., which is a wholly-owned subsidiary of Covanta.

     Neither Prima nor Ambiente derives any part of its income, directly or indirectly from the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas within the United States. Neither Prima nor Ambiente is a public utility company operating in the United States.

Item 2

     Prima and Ambiente are not associate companies, as defined in Section 2(a) of PUHCA, of any public utility company in the United States.

Exhibit A

     The requirement for State commission certification set forth in section 33(a)(2) of PUHCA is not applicable to this notification because Prima, Ambiente and Covanta are not associate companies, or affiliate companies of any domestic public utility.

                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Covanta Energy Corporation

                                           By: /s/ Jeffrey R. Horowitz
                                               -----------------------
                                               Jeffrey R. Horowitz
                                               Senior Vice President, General
                                                Counsel and Secretary


Dated:   December 5, 2003